UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

YSMD, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-2474387
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

745 5th Ave, Suite 500 New York, NY	10151
(Address of principal executive offices)	(Zip code)

510-306-4678 (Registrant’s telephone number, including area code)

Series A Interests

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “YSMD, LLC” “YSMD,” “we,” “us, “our,” the “company” and similar terms refer to YSMD, LLC, a Delaware Series Limited Liability Company; “Collab (USA) Capital LLC” and “Collab” refers to the Managing Member of YSMD, LLC.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Description of the Business

Overview

YSMD was incorporated in the State of Delaware on February 2, 2022. YSMD is an investment vehicle which intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, hospitality and retail properties. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management. As of the date of this report, no series of YSMD have been liquidated, and no prior program has been sponsored by YSMD resulting in any prior liquidation.

The company intends to establish separate Series for the holding of student housing rental properties to be acquired by the company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, YSMD will manage all Underlying Assets related to the various Series including the sales of property, renting of the student housing rental property, maintenance and insurance.

Collab is an affiliate of YSMD. As discussed in further in the Operating Agreement of YSMD, Collab is the Managing Member of YSMD. Collab was incorporated in the State of Delaware on February 14, 2022. YSMD is a real estate investment platform that allows individual investors to have direct access to quality student housing rental estate investment opportunities and invest in individual student rental properties. Neither the company, Collab or their affiliates has previously conducted any offerings of securities, other than its Series A offering.

Intended Business Process

We have commenced only limited operations, exclusively focused on organizational matters in connection with this offering. We intend on generating revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties. We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. The company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an loan from our Managing Member (each an “Acquisition Loan”), it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company’s Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

Property Overview

YSMD -Series A

On August 12, 2022, YSMD established YSMD Series A for the purpose of acquiring 1742 Spruce Street LLC, a California limited liability company (“Spruce Street”), whose primary asset will be 1742 Spruce Street, Berkeley, CA 94709 (“Spruce Street Property”) that will be sold to Series A by YSMC LLC, an affiliate of Collab, the company’s Managing Member. The sellers of the Spruce Street is an affiliated party and the property is as a student rental property. See “Interest of Management and Others in Certain Transactions – Existing Transactions – Real Estate Purchase”.

Spruce Street entered into a 5/1 adjustable interest rate mortgage loan with First Foundation Bank in the amount of $3,965,000 and secured by the property. The loan has a term of 30 years and for the first 5 years bears interest at a fixed rate of 3.1%, with monthly interest-only payments for the first 36 months of $10,243. Thereafter, on the first day of every 6 month after December 1, 2026, the adjustable interest rate shall be the sum of (i) the current index, and (ii) the 2.35%. The current index means a compounded average of the secured overnight financing rate (the “SOFR”)) over a rolling 30-calendar period or the term rate with a tenor of approximately one calendar month, in each case as selected or determined by the relevant governing body. For example, if the interest rate was to be set today, it would be 6.75%.

Series A

Address of Property	1742 Spruce Street, Berkeley, CA 94709

Type of Property	multi-family

Square foot	12,262

Acreage	Approximately 6,600 sq. ft or 0.15 acre

Number of Units	10

Configuration	23 bedrooms, 17.5 baths

Historical Occupancy for 2021 - 2022	2022 - 100% 2021 Unit 23 (unoccupied for 2 months) and Unit 25 (unoccupied for 7 months)

Capital improvements expected to be made	None

Total expected to be spent on capital improvements	None

Total expected to be spent on furnishings and other expenses to prepare the property for rental	None

Debt on the property	$3,965,000

Monthly interest expense on expected debt	$10,243

Property listing	The property will be managed as a student rental and will be listed on national and local rental sites.

Sale of Property	No approval from the YSMD Series A holders is required in the event the company decides to sell the property. The determination of when the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Managing Manager may determine that it is in the interests of shareholders to sell the Property.

Property Management Agreements with Collab (USA) Capital LLC

Collab is expected to serve as the Property Manager responsible for managing each Series assets (the “Underlying Assets”) as described in the relevant Property Management Agreement for the Series. However, the company may choose to enter into agreements with third-parties to manage a Series’ Underlying Assets (each such property manager, the “Property Manager”). The terms of each Property Management Agreement are as set forth below.

Authority: The Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Underlying Asset for each Series and may take any action that it deems necessary or desirable in connection with each Underlying Asset, subject to the limits set for in the Agreement (generally acquisition of any asset or service for an amount equal to or greater than 1% of the value of the relevant Underlying Assets individually, or 3% of such value in the aggregate requires approval of the Managing Member).

Delegation: The Property Manager may delegate all or any of its duties. The Property Manager shall not have the authority to sell, transfer, encumber or convey any Underlying Asset.

Performance of Underling Assets: The Property Manager gives no warranty as to the performance or profitability of the Underlying Assets or as to the performance of any third party engaged by the Property Manager hereunder.

Assignment: No Property Management Agreement may be assigned by either party without the consent of the other party.

Compensation and Expenses: Each Series will pay, monthly, a property management fee to the Property Manager, equal to a percentage (as set forth below) of the Gross Receipts received by the Series during the immediately preceding month.

●	Series A: 8%

“Gross Receipts” means (i) receipts from the short-term or long-term rental of the Underlying Assets; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Assets or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

Each Series will also pay a renovation management fee, as applicable, to the Property Manager equal to a percentage (as set for the below) of the total capital improvement costs for renovation management.

●	Series A: 5.5%

Each Series will also pay a disposition fee to the Property Manager equal to a percentage (as set forth below) of the total sales price when the Underlying Asset is sold.

●	Series A: 2%

Each Series will bear all expenses of the applicable Underlying Asset and shall reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of the applicable Series together with a reasonable rate of interest.

Duration and Termination: Each Property Management Agreement shall expire one year after the date on which the applicable Underlying Asset has been liquidated and the obligations connected to such Underlying Assets (including, without limitation, contingent obligations) have terminated, or earlier if Collab is removed as the Managing Member of the applicable Series.

Allocations of Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series. “Asset Value” at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager’s allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its pre-allocation payment of such expenses. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of each Series. Such expenses will be allocated among and reimbursed by all Series established by YSMD once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See “Risk Factors – Liability of investors between Series.”

YSMD Series A – 1742 Spruce Street Property

The Property is located at 1742 Spruce Street, Berkeley, CA and, according to the 2020 US census, the city of Berkeley has a population of approximately 123,000 and a median age of 32. A total of 73% of individuals over the age of 24 have a bachelor’s or higher degree. The area features an average household income of approximately $136,100. The city of Berkeley benefits from the presence of the University of California, Berkeley, which creates a steady stream of renters, as well as from renters looking for an urban experience who do not choose to live in San Francisco.1

The Student Housing Industry

Student housing is broadly defined to include housing designed to accommodate students enrolled in either full-time or part-time post-secondary, public, and private four-year colleges and universities, including those that offer advanced degrees. The student housing market generally does not seek to address the housing needs of students enrolled in two-year community colleges and technical colleges, as these institutions do not generate sufficient and consistent demand for student housing.

Overall, the student housing market has certain unique characteristics that distinguish it from other segments of the housing market. First, purpose-built student housing is aimed only at those persons enrolled in college and not at the general population of renters. Second, the leasing cycle for student housing properties is defined by the academic calendar, which results in a finite leasing window and relatively low month-to-month turnover following the start of the academic year. Finally, student housing properties are designed to accommodate and appeal to the college lifestyle, which is significantly different from the lifestyle of a typical multi-family renter.

1 Source: US Census Bureau, 2020.

There are two general types of student housing: (i) on campus and (ii) off-campus. On-campus housing is generally owned and operated by educational institutions or in a joint venture via public or private partnerships and is located on school property near or adjacent to classroom buildings and other campus facilities. On campus student housing is typically a dormitory with dining halls designed for first year students or for graduate students. Off-campus housing is generally owned and operated by private investors and is located in close proximity to campus (i.e., generally within a two-mile radius of the campus). There are three types of off-campus student housing properties: (i) student competitive, (ii) conventional market rate and (iii) purpose-built. Student competitive apartments are traditional apartment projects that happen to be close to campus. Market rate apartments are typically properties within driving distance, occupied by students who choose to commute. Purpose-built student housing refers to off-campus housing that is specifically designed and constructed as an amenities-rich property with a view towards accommodating the unique characteristics of the student-resident. While purpose-built student housing is classified as a multi-family housing product, it is significantly different from and more specialized than traditional market rate multi-family housing products, which are offered to the broader pool of multi-family renters.

Unlike multi-family housing where apartments are leased by the unit, student housing properties are typically leased by the bed on an individual lease liability basis. Individual lease liability can limit each resident’s liability to his or her own rent without liability for a roommate’s rent. A parent or guardian will be required to execute each lease as a guarantor unless the resident provides adequate proof of income. The number of lease contracts will therefore be equivalent to the number of beds occupied instead of the number of apartment units rented.

Student housing is a niche property type that has its own set of inherent issues, which are usually addressed by proactive property management. Student housing is seasonal. The most common way to smooth out seasonality is by writing 12 month leases as opposed to leases tied to school year periods. While this lease structure assists in stabilizing annual cash flow, the vast majority of beds still turn over at the same time at the end of the school year. This is followed by a short window of time to address and complete maintenance before the next school cycle. Leasing for the upcoming academic year typically commences in the first semester with a “push” for renewals through December 31 and then marketing to new students at the beginning of the year and ending by late August. Failure to lease-up or correct deferred maintenance during this leasing period can be costly to the property with an entire year’s tenancy and cash flow in jeopardy. We anticipate that substantially all of our leases will commence in August and terminate on the last day of July. These dates coincide with the commencement of the universities’ fall academic term and typically terminate at the completion of the subsequent summer school session. Other than renewing student-residents, we will be required to substantially re-lease each property each year, resulting in significant turnover in our student-resident population from year to year.

Notwithstanding the impact of the COVID-19 pandemic, college and university enrollment has been growing across the U.S. in recent years, creating a significant need for safe, affordable, and accessible student housing at both public and private institutions. Not all of this housing can be on-campus and institution-financed. Institutions are now evaluating the merits of internal financing, either through use of their endowment or issuance of general obligation bonds or joint venture using a public or private partnership program. While institutions evaluate the market, opportunities exist for off campus private development and financing of student housing. The bureaucratic constraints on public institutions can afford private developers an additional advantage. In addition to increasing enrollment figures, the demand for student housing is driven by several market factors, including the needs of Generation Z (those born between 1995 and 2010), proximity to campus, continued demand, investment performance, and investor interest.

Market Trends

The following represents trends in the student housing market:

●	New supply has been declining over the last several years, and 2022 new supply is expected to be at the lowest levels in over a decade.[3]

3 Source: American Campus Communities, March 2022 (Citibank Investors Presentation).

●	Public 4-year universities have averaged 1.6% annual enrollment growth since 1970 and have continued at these levels since the Great Recession.

●	The country's 175 largest universities can provide on-campus accommodations for only 21.5% of undergraduates[4]

●	Student housing properties are categorized as a subset of multi-family properties, which are considered less volatile than other real estate asset classes.[5]

 Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the student housing industry are location, rental rates, suitability of the property’s design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Plan of Operations

YSMD intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, and retail properties

The company chooses properties based on large-scale historical and marketing data and 56 years of combined real-estate experiences from our team’s real-estate experts. The company focuses on student housing properties in close proximity to campus with high barriers to entry (e.g. strict zoning law and high construction costs). The company primarily focuses on owning properties serving “thriving universities” (e.g. those with competitive admission rates, high education score, and high endowments per student).2

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

●	Expand into three new geographical markets that have robust off-campus student housing demand, including New Haven, Conn (Yale University), New Brunswick, NJ (Rutgers University), and Boston, MA (Harvard, MIT, University of Massachusetts, Boston University, etc.).

●	Improve investor management platform for better information exchange, investment experience, and customer service.

●	Reach 10,000 active investors with both online marketing channels and offline events.

2 Source: “US Higher Education: Value vs. Vulnerability”, New York University, July 2020.

Employees

YSMD currently has 0 full-time employees and 0 part-time employees.

Collab, as the Managing Member of the company, the Property Manager of the company and of each of the Series, currently has five full-time and one part-time employee, including its Chairman and CEO, Qian Wang, all of whom work remotely.

4 Source: Student Housing State of the Market. CBRE, June 2020.

5 Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017.

6 Source: “US Higher Education: Value vs. Vulnerability”, New York University, July 2020.

Intellectual Property

None

Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. Regulations applicable to our business are described below.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Tenant Rights and Fair Housing Laws

Various states have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, our affiliated Property Manager, our third party managers or other operators of our student housing properties to comply with extensive residential landlord requirements and limitations.

Litigation

The company is not a party to any current litigation.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Overview

Since its formation in February 2022, our company has been engaged primarily in preparing to acquire properties for its YSMD Series A LLC, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. As of December 31, 2022, no series has generated any revenues. YSMD Series A LLC is expected to generate revenues in the last quarter of 2023 upon the successful completion of each offering.

For Series A, we have incurred $42,116 in operating expenses for the period since inception through December 31, 2022. Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of December 31, 2022, Series A had accounts payable of $36,606 and $79,618 due to related parties. Our company did not have any cash or cash equivalents.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company.  If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

Impact of the COVID-19 Coronavirus Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our series properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. For additional details, see Risk Factors.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

In accordance with the Operating Agreement and the Series Designation for each Series, Collab is the initial member of each Series. Collab is also the Managing Member of YSMD. Finally, Collab is the Property Manager of each Series, unless otherwise specified in the Series Designation for a Series. The sole member and manager of Collab is iREAM Technology Co., Ltd.

Collab (USA) Capital LLC

Managing Member of YSMD LLC

YSMD is managed by its Managing Member, Collab. Collab is operated by the following executives and directors who, with the exception of Mr. Hung, all work for the company on a full time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Qian Wang	Chief Executive Officer	54	02/2022	Full Time
Xuefei Hui	Chief Financial Officer	53	02/2022	Full Time
Tee Yong Chew	Chief Investment Officer	48	02/2022	Full Time
Alex Kou Wei Hung	Vice President	47	02/2022	Part Time

Qian Wang is the founder of Collab (USA) Capital LLC, and is the company’s manager, Mr. Wang has over 22 years of experience investing in residential properties in China and the US. Between 2015 and 2019, he partnered with leading private equity and real estate funds to build and manage a real estate portfolio with approximately 1,500 apartments, and over 130,000 square feet of creative office space valued at $3.1 billion. His partners in these ventures includes Warburg Pincus, the Government of Singapore Investment Corporation (“GIC”), the investment management business of Prudential Financial, Inc.(“PGIM”), and InfraRed Capital Partners. Over the years, Mr. Wang has led over 50 transactions in Shanghai and Beijing in China, as well as in California and New Jersey in the United States.  Mr. Wang received two master’s degrees in architecture and real estate from the Massachusetts Institute of Technology. He is currently attending the Owner/President Management program at Harvard Business School. In 2021, He established the Wang Real Estate Innovation Fund at Massachusetts Institute of Technology.

Xuefei Hui has extensive experience in various industries, including banking, consumer credit lending, education, real estate private equity, Fintech, and e-Commerce. Previously, from 1998 to 2002, Ms. Hui served as a vice president in the credit risk management at American Express Company, covering the Small Business Card portfolio.

From 2002 to 2008, Ms. Hui served as vice president in the decision management and credit risk management divisions at Citibank, N.A. covering Citi Cards portfolio, and Citi Mortgage Home Equity lending portfolio. During her career in banking industry, Ms. Hui held multiple leadership roles in credit risk modeling, compliance and auditing, and decision management. Ms. Hui earned her Master’s Degrees in Statistics and Engineering from Rutgers University and a Bachelor's degree in Engineering from Tsinghua University in China.

Tee Yong Chew has 15 years of experience in real estate ranging from commercial mortgage backed securities (“CMBS”) research and strategy, asset and investment management as well as fund management. Previously, from November 2013 to October 2015, Mr. Chew worked for Davidson Kempner Capital Management, covering distressed structured products, focused primarily on CMBS and commercial real estate collateralized debt obligations. From August 2010 to October 2013, Mr. Chew was a Vice President of CMBS Strategy at Credit Suisse Group AG. From July 2007 to July 2010, Mr. Chew was an Assistant Vice President of CMBS Strategy at Lehman Brothers Holdings Inc., which in September 2008 was acquired by Barclays Capital Inc. Mr. Chew holds a Bachelor’s degree in Computer Science from the National University of Singapore and a Master’s Degree in Computational Finance from Carnegie Mellon University.

Alexander Kou Wei Hung has over 15 years of experience of investing in and managing disruptive real estate and technology businesses in the United States and China.  In May 2018, Mr. Hund founded Phalanx Infrastructure Partners, a private equity backed company that builds out data centers.  He also is a shareholder and helped spearhead initial fundraising efforts for Magma Equities, a multi-family platform founded in 2018, concentrating on apartment property acquisition in the Southwest and Texas in the United States, with over $500 million acquisitions since inception. From September 2017 to September 2019, Mr. Hund was involved in fundraising efforts for Nova Real Estate Investments, a Shanghai based real estate platform backed by Warburg Pincus and GIC, with an asset under management of over $3 billion.  From February 2012 to December 2016, Mr. Hung served as a Managing Director at Das & Co., an India-focused private equity company.  Prior to that, from September 2005 to May 2009, he was a Technology, Media and Telecom investment banker at Bank of America Merrill Lynch. Before entering investment banking from September 2000 to August 2003, Mr. Hung was a corporate attorney at New York law firms Winston & Strawn and Schulte Roth & Zabel. Mr. Hung holds a bachelor’s degree from Dartmouth College, MBA from Yale School of Management (2003-2005), and JD from Northwestern University School of Law.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From February 2, 2022 (inception) to December 31, 2022, the company did not compensate any director or executive officer of Collab for their services to YSMD. Rather, Collab will receive asset management fees from YSMD as described under “Securities Being Offered – Asset Management Fees” and Collab, will also receive property management fees as discussed in “The Company’s Business – Property Management Agreement with Collab”.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

At the closing of the Series A, Collab (USA) Capital LLC, our Managing Member, must purchase a minimum of 5% and may purchase a maximum of 19.9% of Series Interests through the Offering, or such other minimum and maximum percentage amount as set forth in the applicable Series Certificate of Designations for the relevant Series, for the same price as all other investors.

The address for Collab, our Managing Manager, is set forth on the cover page of this Annual Report. The table below shows the Series Interests owned by our Managing Member as of December 31, 2022 or at designation of the respective series. No other person holds 10% or more of any Series.

Title of Class	Number of Shares To Be Owned	Percent of Outstanding Shares To Be Owned
Series A	902,924	100%

 iREAM Technology Co., Ltd. owns all of outstanding interests in Collab (USA) Capital LLC. Edrick Wang and Albert Wang, are the sons of Qian Wang, Collab’s CEO and Chairman, and indirectly own 64.67% iREAM Technology Co., Ltd. (on a fully-diluted basis).

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Existing Transactions

YSMD Series A will enter into a Purchase Agreement with YSMC LLC, an affiliated entity of the Managing Member, and the sole owner of 1742 Spruce Street LLC. The Agreement will provide for YSMD’s purchase of 1742 Spruce Street LLC, at a net purchase price of $3,535,000 (i.e., the asset price totaling $7,500,000 net of the outstanding loan amount totaling $3,965,000).

Property Management Agreement

Each Series has entered into or is expected to enter into a Property Management Agreement with Collab, the Managing Member of the company. See “The Company’s Business – Property Management Agreement with Collab” for a description of this agreement.

Real Estate Purchase

Conflicts of Interest

The company is subject to various conflicts of interest arising out of its relationship with Collab, the company’s Managing Member, and its affiliates. These conflicts are discussed below.

General

We do not have a policy that expressly prohibits our Managing Member or our and its directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any Series or in any transaction to which we or any Series are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Specifically, our Operating Agreement does not prevent our Managing Member and its affiliates from engaging in additional fundraising, management or investment activities, some of which could compete with us. In the future, Here, any officers or directors of Collab and other affiliates of Collab may organize other real estate-related entities or provide real estate related services to us or other persons or entities.

Allocation of Acquisition Opportunities

From time to time, Collab may create new entities that will acquire real estate assets and make offers of securities to accredited investors, foreign investors and under Regulation D or Regulation A or otherwise. Collab will, in its sole discretion determine which entity will be responsible for acquiring a specific asset.

Allocation of the Company’s Affiliates’ Time

The company relies on Collab’s real estate professionals and other staff, who act on behalf of Collab and the company for the day-to-day operation of their respective businesses. Mr. Wang is the Chief Executive Officer and Chief Financial Officer and sole director of Collab, the Property Manager and the Managing Member and CEO of the company, as well as its Managing Member. As a result of his and Collabs staff’s interests in other Collab entities, the obligations to other investors and the fact that Mr. Wang and the Collab staff engage in and will continue to engage in other business activities, they will face conflicts of interest in allocating time among the company, Collab, other related entities and other business activities in which they are involved. However, the company believes that Collab and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the Collab entities for which they work.

Acquisitions of Properties by the Managing Member or its affiliates

Some or all of the series will acquire their properties from the Managing Member or from an affiliate of the Managing Member. Prior to a sale to a series, the Managing Member or an affiliate of the Managing Member may acquire a property, repair and improve the property. The Managing Member or its affiliate will then resell the property to a series at a value which may reflect a premium over the Managing Member’s or its affiliate’s investment in the property. Accordingly, because the Managing Member or its affiliate will be an interested party with respect to a sale of a property that it owns to a series, the Managing Member’s or affiliates interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the Managing Member will be comparable to that which a series might pay to an unaffiliated third party property seller.

Loans Repaid According to their Terms

The Managing Member and/or its affiliates may receive compensation from the company for providing loans, including, but not limited to, purchase mortgages, refinance mortgages, and construction lines of credit. Such loans, if any, will be on terms that the Manager believes to be no less favorable to the Company than generally available from third parties; however, loan terms will be established by the Manager in good faith and not as a result of arm’s length negotiations. Loan terms and amounts are difficult to determine at this time.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

YSMD, LLC

(A Delaware LLC)

Consolidated and Consolidating Financial Statements and Independent Auditor's Report

As of December 31, 2022 and for the period from

February 2, 2022 (Inception) to December 31, 2022

To the Members of

YSMD, LLC

Lewes, Delaware

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of YSMD, LLC (the “Company”) on a consolidated basis, which comprise the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, changes in members’ equity/(deficit), and cash flows for the period from February 2, 2022 (inception) to December 31, 2022, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series’ balance sheet as of December 31, 2022, and the related statements of operations, changes in members’ equity/(deficit), and cash flows for the period from February 2, 2022 (inception) to December 31, 2022 for each listed Series, and the related notes to each listed Series’ financial statements.

In our opinion, the consolidated financial statements and each Series’ financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, the financial position of each listed Series as of December 31, 2022, the results of the Company’s consolidated operations and its cash flows for the period from February 2, 2022 (inception) to December 31, 2022, and the results of each listed Series’ operations and cash flows for the period from February 2, 2022 (inception) to December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements and Each Series’ Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s and Each Listed Series’ Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series’ financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. As described in Note 5 to the consolidated financial statements, the Company and each listed Series has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability and each listed Series’ ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The consolidated financial statements and each listed Series’ financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Responsibilities of Management for the Consolidated Financial Statements and Each Series’ Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series’ financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and each listed Series’ financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability and each listed Series’ ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series’ financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements and Each Series’ Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2022 and for the period then ended and each listed Series’ financial statements as of December 31, 2022 and for the period then ended are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series’ financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series’ financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control or each listed Series’ internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series’ financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability and each listed Series’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 3, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2022

(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$-	$-
Subscriptions receivable	-	24,750	24,750
Deferred offering costs	-	74,108	74,108
Total current assets	-	98,858	98,858
Investment properties:
Investment properties at cost:	-	-	-
Less: accumulated depreciation	-	-	-
Total investment properties at cost, net	-	-	-
Total Assets	$-	$98,858	$98,858

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$36,606	$36,606
Due to related parties	-	79,618	79,618
Total current liabilities	-	116,224	116,224
Long-term liabilities:
Mortgage payable	-	-	-
Total long-term liabilities	-	-	-
Total liabilities	-	116,224	116,224

Members' equity (deficit):
Members' contributions	-	24,750	24,750
Accumulated deficit	-	(42,116)	(42,116)
Total members' equity / (deficit)	-	(17,366)	(17,366)
Total Liabilities and Members' Equity / (Deficit)	$-	$98,858	$98,858

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022

(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-

Operating expenses:
General and administrative	-	42,116	42,116
Total expenses	-	42,116	42,116
Net loss	$-	$(42,116)	$(42,116)
Weighted average membership interests	-	119	119
Loss per membership interest	$-	$(354)	$(354)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)

FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022

(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Balance as of February 2, 2022 (inception)	$-	$-	$-
Members' contributions	-	24,750	24,750
Distributions	-	-	-
Net loss	-	(42,116)	(42,116)
Balance as of December 31, 2022	$-	$(17,366)	$(17,366)
Number of membership interests	-	4,950	4,950

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022

(Audited)

	YSMD, LLC	YSMD Series A, LLC	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(42,116)	$(42,116)
Adjustments to reconcile net loss to net cash (used in) operating activities
Accounts payable	-	36,606	36,606
Net cash (used in) operating activities	-	(5,510)	(5,510)

Cash flows from financing activities:
Net advances from related parties	-	79,618	79,618
Deferred offering cost charge	-	(74,108)	(74,108)
Net cash provided by financing activities	-	5,510	5,510

Net change in cash	-	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$-	$-	$-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM

FEBRUARY 2, 2022 (INCEPTION) TO DECEMBER 31, 2022

(Audited)

NOTE 1 – NATURE OF OPERATIONS

YSMD, LLC (the “Company”) is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC. The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC (“Series A”) is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware.

As of December 31, 2022, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series’ control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series’ financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity/(deficit) on the balance sheet.

For the period from February 2, 2022 (inception) to December 31, 2022, the Company has received $24,750 fully subscribed equity subscriptions from Series A offerings. As of December 31, 2022, the Company had $24,750 in subscriptions receivable. Subsequent to the period end, the Company has closed additional subscriptions in the total amount of $341,295 and the $24,750 subscriptions receivable was fully received.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment as of December 31, 2022.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.  Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of asset value, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering.  As of December 31, 2022, the Manager has incurred $74,108 in offering expenses which $30,000 was included in accounts payable and $44,108 was included in due to related parties.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. This was adopted and did not affect these consolidated and consolidating financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

NOTE 3 – MEMBERS’ EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders.

During the period from February 2, 2022 (inception) to December 31, 2022, members’ contributions totaled $24,750 to the Company from Series A’s offerings by issuing 4,950 units with $5 per unit of the offering. As of December 31, 2022 the Company had $24,750 of members’ contributions.

The debts, obligations, and liabilities of The Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of The Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company intends to enter into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Related party payable totaled $79,618 as of December 31, 2022, which $44,108 was payable to Collab CA LLC (“Collab CA”) and $35,510 was payable to 1742 Spruce Street LLC (“1742 Spruce”). The reimbursement to the Manager for offering costs will be up to 3% of the asset value.

Each of Collab CA and 1742 Spruce is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 3, 2023, the date the consolidating and consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidating and consolidated financial statements.

Securities Offerings – Series A

In December 2022, the Company commenced the offer and sale of Shares in Series A. Subsequent to the year end, the Company closed on the sale of 68,259 Series A Interests under Regulation A, receiving $341,295 of gross proceeds.

1742 SPRUCE STREET LLC

Audited Financial Statements for the

Years Ended December 31, 2022 and 2021

To the Managing Member of

1742 Spruce Street LLC

Sacramento, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of 1742 Spruce Street LLC (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 8 to the financial statements, The Company has an accumulated deficit of $1,444,095, has generated a minimal profit of $7,199 for the year ended December 31, 2022, and has limited liquid assets to satisfy its obligations as they come due with cash of $32,083 against current liabilities of $87,994 as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

March 31, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

1742 Spruce Street LLC

BALANCE SHEETS

As of December 31, 2022 and 2021

(Audited)

	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$32,083	$109,161
Accounts receivable	300	413
Prepaid expenses	-	46,559
Due from related parties	152,071	-
Total current assets	184,454	156,133
Real estate assets:
Building and building improvement	4,372,000	4,372,000
Appliance and equipment	8,445	8,445
Land	1,430,000	1,430,000
Accumulated depreciation	(768,417)	(605,491)
Total real estate assets	5,042,028	5,204,954
Total assets	$5,226,482	$5,361,087

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,506	$7,038
Due to related parties	-	5,664
Interest payable	10,243	10,243
Unearned revenue	23,172	9,324
Other accrued expense	6,323	6,884
Security deposit	41,750	41,645
Total current liabilities	87,994	80,798
Long-term liability:
Mortgage payable	3,965,000	3,965,000
Total long-term liability	3,965,000	3,965,000
Total liabilities	4,052,994	4,045,798

Member's equity:
Member's capital	2,617,583	2,317,583
Accumulated deficit	(1,444,095)	(1,002,294)
Total member's equity	1,173,488	1,315,289
Total liabilities and member's equity	$5,226,482	$5,361,087

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2022 and 2021

(Audited)

	2022	2021
Rental income	$473,054	$428,702

Operating expenses:
Property taxes	93,054	90,730
Utilities	22,721	20,210
General and administrative	26,082	21,165
Advertising and marketing	3,987	16,636
Repair and maintenance	7,377	20,002
Professional services	2,000	-
Property management fees	25,845	22,499
Depreciation	162,926	162,831
Total operating expenses	343,992	354,073
Income from Operations	129,062	74,629

Other income (expense), net
Other income	1,052	-
Interest expense	(122,915)	(182,288)
Total other income (expense), net	(121,863)	(182,288)
Net income (loss)	$7,199	$(107,659)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

Years Ended December 31, 2022 and 2021

(Audited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2020	$2,275,283	$(174,635)	$2,100,648
Capital contributions	42,300	-	42,300
Distributions	-	(720,000)	(720,000)
Net loss	-	(107,659)	(107,659)
Balance as of December 31, 2021	2,317,583	(1,002,294)	1,315,289
Capital contributions	300,000	-	300,000
Distributions	-	(449,000)	(449,000)
Net income	-	7,199	7,199
Balance as of December 31, 2022	$2,617,583	$(1,444,095)	$1,173,488

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2022 and 2021

(Audited)

	2022	2021
Cash flows from operating activities:
Net income (loss)	$7,199	$(107,659)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	162,926	162,831
Interest accretion on mortgage payable	10,243	10,243
Refinancing fees, capitalized interest, repayment penalty, property tax prepayments, and loan fee	-	104,027
Changes in operating assets and liabilities:
Accounts receivable	113	(413)
Prepaid expenses	46,559	(46,559)
Accounts payable	(532)	7,039
Interest payable	(10,243)	(11,561)
Accrued expenses	(561)	6,884
Unearned revenue	13,848	4,001
Net cash provided by operating activities	229,552	128,833
Cash flows from investing activities:
Purchase of appliance and equipment	-	(2,346)
Security deposit	105	(7,905)
Net cash provided by (used in) investing activities	105	(10,251)
Cash flows from financing activities:
Net advances (to) from related party	(157,735)	5,664
Loan principal payments	-	(58,452)
Proceeds from refinancing	-	719,811
Deposits on loan refinancing	-	(41,800)
Capital contributions	300,000	42,300
Distributions	(449,000)	(720,000)
Net cash used in financing activities	(306,735)	(52,477)
Net change in cash and cash equivalents	(77,078)	66,105
Cash and cash equivalents at beginning of year	109,161	43,056
Cash and cash equivalents at end of year	$32,083	$109,161

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$122,915	$183,606
Cash paid for income taxes	$-	$-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1742 SPRUCE STREET LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

(Audited)

NOTE 1 – NATURE OF OPERATIONS

1742 Spruce Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on February 6, 2018. The Company was formed to own 1742 Spruce Street, a 23-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD, LLC formed YSMD – Series A, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2022 and 2021, the Company had $32,083 and $109,161 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of December 31, 2022 and 2021, the Company had $300 and $413 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2022 and 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard for the year ended December 31, 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at December 31, 2022 and 2021 consists of the following:

	2022	2021
Appliance and equipment	$8,445	$8,445
Building	4,290,000	4,290,000
Building improvement	82,000	82,000
Land	1,430,000	1,430,000
	5,810,445	5,810,445
Accumulated depreciation	(768,417)	(605,491)
Total real estate assets	$5,042,028	$5,204,954

Depreciation expenses totaled $162,926 and $162,831 for the years ended December 31, 2022 and 2021, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2018, the Company entered into a loan agreement with First Foundation Bank for $3,399,000. The debt proceeds were used solely to finance the acquisition and development of the 1742 Spruce real estate project. The term loan was collateralized by the 1742 Spruce real estate project, carried an adjustable interest rate of 4.28% per annum, and was to mature in April 2048.

On November 2, 2021, the Company refinanced the 2018 mortgage with First Foundation Bank for a new mortgage with First Foundation Bank for the principal sum of $3,965,000. The loan bears interest at a rate of 3.1% for the first five years, and then adjusts every six months thereafter to an index rate plus 2.35%. The loan requires interest-only payments for the first 36 months. The loan matures after a 30-year term in 2051. The loan is collateralized by the 1742 Spruce real estate project. As a result of refinancing, the Company incurred a prepayment penalty of $31,830 paid through interest for the year ended December 31, 2021. As of December 31, 2022 and 2021, accrued interest payable on this loan was $10,243 and $10,243, respectively.

For the years ended December 31, 2022 and 2021, interest expense on the loans totaled $122,915 and $182,288, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2023	$3,965,000	$-	$3,965,000
2024	3,965,000	-	3,965,000
2025	3,965,000	95,396	3,869,604
2026	3,869,604	98,396	3,771,208
2027	3,771,208	101,490	3,669,718
Thereafter	$3,669,718	$3,669,718	$-

NOTE 5 – RELATED PARTY

In December 2020, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. Leasing fees for the years ended December 31, 2022 and 2021 amounted to $3,975 and $16,346, respectively. Management fees for the years ended December 31, 2022 and 2021 amounted to $25,845 and $22,499, respectively.

As of December 31, 2022, related party receivable totaled from YSMD, LLC of $35,510, YSMC LLC of $21,000 and Collab CA LLC of $95,561. As of December 31, 2021, related party payable totaled $5,614 to Collab CA LLC and $50 to 3110 College Avenue LLC.

Each of the above entities is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the year ended December 31, 2022, member contributions totaled $300,000 to the Company. In 2022, the Company distributed $449,000 to its member. As of December 31, 2022 the Company had $2,617,583 of contributed investment.

During the year ended December 31, 2021, member contributions totaled $42,300 to the Company. In 2021, the Company distributed $720,000 to its member. As of December 31, 2021 the Company had $2,317,583 of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,444,095, has generated a minimal profit of $7,199 for the year ended December 31, 2022, and has limited liquid assets to satisfy its obligations as they come due with cash of $32,083 against current liabilities of $87,994 as of December 31, 2022. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through March 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

EXHIBIT INDEX

No.	Exhibit Description

2.1	Certificate of Formation of YSMD, LLC *

2.2	Operating Agreement of YSMD, LLC*

3.1	Series Designation of YSMD Series A, a series of YSMD, LLC*

4.1	Form of subscription agreement of YSMD, Series A, a series of YSMD, LLC*

6.1	Broker Dealer Agreement, dated November 8, 2021, between YSMD LLC and Dalmore Group, LLC*

6.2	Form of Purchase and Sale Agreement dated [*], 2022, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC *

6.5	Form of Property Management Agreement dated [*], 2022. between Collab (USA) Capital LLC and YSMD Series A, a series of YSMD, LLC*

6.8	Software and Services License Agreement dated August 2, 2022 by and between North Capital Investment Technology, Inc. and YSMD, LLC*

8.1	Escrow Agreement dated October 19, 2020, by and among North Capital Private Securities Corporation, Collab (USA) Capital LLC and YSMD Series A, a series of YSMD, LLC*

11.2	Consent of Artesian CPA, LLC (included in Exhibit 12.1)*

12.2	Opinion CrowdCheck Law LLP*

*	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-12008)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSMD, LLC, a Delaware limited liability company

By	Collab (USA) Capital LLC, a limited liability corporation
Its: Managing Member

By: iREAM Technology Co., Ltd.,, a BVI business company,
Its sole member

	By:	/s/ Qian Wang
	Name:	Qian Wang
	Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated/

Collab (USA) Capital LLC, a Delaware limited liability company

By:	/s/ Qian Wang
Name:	Qian Wang
Title:	Chief Executive Officer, Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer, of Collab (USA) Capital LLC.

Date:	May 9, 2023